                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (Amendment No. 2)*



                                 JNI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46622G105
          -------------------------------------------------------------
                                 (CUSIP Number)

Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel)
239-262-8577
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 24, 2003
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 46622G105                                            Page 2 of 7 Pages

________________________________________________________________________________
1     NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Lloyd I. Miller, III.
________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   G

                                                                       (b)   G

________________________________________________________________________________

3     SEC USE ONLY

________________________________________________________________________________
4     SOURCE OF FUNDS
      PF, OO (See Item 3)
________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                               G
________________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
________________________________________________________________________________


               7    SOLE VOTING POWER

  NUMBER OF         2,262,826(See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          901,000(See Item 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,605,362(See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,558,500(See Item 5)

________________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,163,826 (See Item 5)
________________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                               G
________________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.9%
________________________________________________________________________________
14        TYPE OF REPORTING PERSON
          IN-IA-OO (See Item 3)
________________________________________________________________________________

                                                               Page 3 of 7 Pages



                         AMENDMENT NO. 2 TO SCHEDULE 13D

INTRODUCTION

      This constitutes Amendment No. 2 (the "Amendment") to the statement on
Schedule 13D, as amended, filed on behalf of Lloyd I. Miller, III (the "Reporting Person" and/or "Miller"), dated February 28, 2003 ("Schedule 13D"), relating to the Common Stock, par value $0.001 per share (the "Shares") of JNI Corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (i) The third paragraph of Item 3. of Schedule 13D is hereby amended and restated as follows:

"Miller is the manager of Milfam LLC, an Ohio limited liability company, established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership, established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Milfam I Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited partnership, established pursuant to the Partnership Agreement for Milfam II, L.P. (the "Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners, or money generated and held by Milfam I, L.P. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners, or money generated and held by Milfam II, L.P. The Operating Agreement, the Partnership Agreement and the Milfam I Partnership Agreement are hereby filed herewith as Exhibits 99.2, 99.3 and 99.5, respectively and are incorporated herein by reference."

ITEM  4. PURPOSE OF THE TRANSACTION

      (i) Item 4. of Schedule 13D is hereby amended by inserting the following sentence immediately after the first sentence of the first paragraph:

       "The purpose of this Amendment is to report that since the filing of Amendment No. 1 to Schedule 13D on March 21, 2003 ("Amendment No. 1"), the Reporting Person purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by the Reporting Person."

      (ii) Item 4. of Schedule 13D is hereby amended by inserting the following sentences immediately after the last sntence of the first paragraph:

       "The Reporting Person's acquisition of the Company's Common Stock to which this Amendment relates was prompted by the Company's board of director's authorization to repurchase up to $10 million of the Shares. The Reporting Person is encouraged by this decision and views it as a means of enhancing shareholder value."

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

      "(a) Miller is deemed to beneficially own 3,163,826 Shares (11.9% of the outstanding Shares, based on 26,590,864 Shares outstanding pursuant to the Company's Annual Report on Form 10-K for the year ended December 31, 2002). As of the date hereof, 14,700 of such beneficially owned Shares are owned of record by Trust A-3; 833,300 of such beneficially owned Shares are owned of record by Trust A-4; 50,000 of such beneficially owned Shares are owned of record by Trust C; 72,700 of such beneficially owned Shares are owned of record by MILGRAT I (B); 321,200 of such beneficially owned Shares are owned of record by MILGRAT I (G); 86,350 of such beneficially owned Shares are owned of

                                                               Page 4 of 7 Pages


record by MILGRAT I (JJ); 24,575 of such beneficially owned Shares are owned of record by MILGRAT I (K); 24,575 of such beneficially owned Shares are owned of record by MILGRAT I (P); 43,000 of such beneficially owned Shares are owned of record by MILGRAT I (U); 67,200 of such beneficially owned Shares are owned of record by MILGRAT I (Z); 17,900 of such beneficially owned Shares are owned of record by MILGRAT II (I); 150,000 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 1,448,326 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 2,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 2,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,000 of such beneficially owned Shares are owned of record by Catherine Miller GST; 2,000 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 1,000 of such beneficially owned Shares are owned of record by Lloyd Crider GST; and 2,000 of such beneficially owned Shares are owned of record by Kimberly Miller."

      Item 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

      (c) The following table details the purchase of shares that were effected by Miller since the filing of Amendment No. 1:

                                                    MILFAM I, L.P.

          DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED                   PRICE PER SHARE
          -------------------                 --------------------------                   ---------------

               3/25/2003                                150,000                                 $2.84



                                                    MILFAM II, L.P.

          DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED                   PRICE PER SHARE
          -------------------                 --------------------------                   ---------------
               3/24/2003                                62,500                                  $2.80
               3/25/2003                                50,000                                  $2.84


                                                     MILGRAT I (G)

          DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED                   PRICE PER SHARE
          -------------------                 --------------------------                   ---------------
               3/21/2003                                140,000                                 $2.83
               3/24/2003                                125,000                                 $2.80

                                                       TRUST A-4
          DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED                   PRICE PER SHARE
          -------------------                 --------------------------                   ---------------
               3/24/2003                                62,500                                  $2.80

                                                               Page 5 of 7 Pages

                                                TRUST A-4

          DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED                   PRICE PER SHARE
          -------------------                 --------------------------                   ---------------
               3/25/2003                                50,000                                  $2.84


                                                        TRUST C
          DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED                   PRICE PER SHARE
          -------------------                 --------------------------                   ---------------
               3/25/2003                                50,000                                  $2.84





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of Schedule 13D is hereby amended to add the following, which is filed herewith as Exhibit 99.5 and incorporated herein by reference:

      "The Milfam I Partnership Agreement provides:

      The General Partner shall have the full and exclusive right to manage and control the business and affairs of the Partnership and to make all decisions regarding the affairs of the Partnership. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interests of the Partnership. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act."

ITEM  7. MATERIALS TO BE FILED AS EXHIBITS.

 Exhibit           Document

99.5 Milfam I, L.P. Partnership Agreement dated December 11, 1996 (Filed as Exhibit 99.3 to Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc. filed February 13, 2002 and incorporated herein by reference).

                                                               Page 6 of 7 Pages




      After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 31, 2003





                                              By: /s/ Lloyd I. Miller, III
                                                  ------------------------------
                                                  Lloyd I. Miller, III

                                                               Page 7 of 7 Pages




                                  EXHIBIT INDEX

Exhibit           Document

EX-99.5 Milfam I, L.P. Partnership Agreement dated December 11, 1996 (Filed as Exhibit 99.3 to Schedule 13D of Lloyd I.Miller, III for FairMarket, Inc. filed February 13, 2002 and incorporated herein by reference).